Sanofi-aventis and Kyowa Hakko Kirin

enter into a Collaboration and Licensing Agreement on an Anti

LIGHT fully human monoclonal antibody

Paris, France - May 14, 2009 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Kyowa Hakko Kirin Co., Ltd. (Kyowa Hakko Kirin) announced today that they have signed a collaboration and licensing agreement under which sanofi-aventis receives worldwide rights to Kyowa Hakko Kirin’s anti-LIGHT fully human monoclonal antibody.

This anti-LIGHT antibody is presently at preclinical stage. It is expected to be the first in class in Ulcerative Colitis and in Crohn’s disease. The development could be pursued in further indications such as Rheumatoid Arthritis.

“We are very pleased with this new agreement with Kyowa Hakko Kirin that will strengthen sanofi-aventis pipeline in the field of inflammation”, said Marc Cluzel, Senior Vice President, Research and Development, sanofi-aventis. “There are very important breakthroughs in the field of inflammation like anti-TNFs but unfortunately not all patients benefit from these new therapies. Anti-Light antibody may represent an alternative therapy for those patients”.

Under the terms of the agreement sanofi-aventis will have exclusive rights to develop the product worldwide, except in Japan and Asian countries where both parties will co-develop the product. Kyowa Hakko Kirin retains the rights to market the product in Japan and in Asia, while sanofi-aventis has exclusive rights to market and sell the product in the rest of the world. In addition, each party has an option to co-promote the product in the territory of the other party.

Kyowa Hakko Kirin will receive an upfront payment as well as milestone payments depending on the successful achievement of certain development steps. The total value of those upfront and milestone payments could reach 315 million US dollars. Kyowa Hakko Kirin will further be entitled to receive royalties on sales when the product is commercialized.

LIGHT molecule was discovered by the La Jolla Institute of Allergy and Immunology (LIAI), a nonprofit biomedical research institute and international leader in immunology research, and the antibody against LIGHT was created by both Kyowa Hakko Kirin California, a wholly-owned subsidiary of Kyowa Hakko Kirin, and LIAI. Kyowa Hakko Kirin has received the worldwide exclusive license for the molecule and the antibody from LIAI.

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About the LIGHT molecule

The immune system primarily serves to protect the body against infectious agents. LIGHT (Lymphotoxin-like, exhibits Inducible expression, and competes with HSV Glycoprotein D for HVEM, a receptor expressed by T lymphocytes), discovered by LIAI, is a novel TNF superfamily member that is implicated as a key mediator of inflammation, and enhances the activities of T cells, NK cells, monocytes or dendric cells through several receptors. The antibody against LIGHT will inhibit its interaction with these receptors and could become an immune-regulatory agent with a novel mode of action.

About monoclonal antibodies

Monoclonal antibodies are complex proteins that come from a single parent cell and offer therapists new possibilities for better targeted and more effective treatments with fewer side effects. Today, they are already used in medical applications to treat cancer, autoimmune disorders, and prevent transplant rejection.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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